25002593

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-65833

ANNUAL REPORTS
FORM X-17A-5
PART III*

SEC Mail Processing
MAR 03 2025
Washington, DC

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Avisen Wealth Management, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3620 American River Drive, Suite 145
(No. and Street)

Sacramento	CA	95864
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

A Wayne Robello	916-480-2747	wrobello@AvisenWealth.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Anson, Brian W
(Name – if individual, state last, first, and middle name)

18455 Burbank Blvd. #404	Tarzana	CA	91356
(Address)	(City)	(State)	(Zip Code)

9/15/2005	2370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, A Wayne Robello, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Avisen Wealth Management, Inc, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

BJ 02/24/2025
SEE ATTACHED
CALIFORNIA NOTARY

Signature: [signature]

Title:
President

____
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this Certificate is attached, and not the truthfulness, accuracy, or validity of that document

State of California
County of SACRAMENTO } SS

Subscribed and sworn to (or affirmed) before me on this 24 day of February, 2025, by

Alan Wayne Robello, proved to me on the basis of satisfactory evidence

to be the person(~~s~~) who appeared before me.

BRANDON SPANGLER
COMM. # 2480852
NOTARY PUBLIC-CALIFORNIA
SACRAMENTO COUNTY
MY COMM. EXP. FEB. 1, 2028

Brandon Spangler
NOTARY'S SIGNATURE

PLACE NOTARY SEAL IN ABOVE SPACE

OPTIONAL INFORMATION

The information below is optional However, it may prove valuable and could prevent fraudulent attachment of this form to an unauthorized document

CAPACITY CLAIMED BY SIGNER (PRINCIPAL)

- ☐ INDIVIDUAL
- ☐ CORPORATE OFFICER ______ TITLE(S)
- ☐ PARTNER(S)
- ☐ ATTORNEY-IN-FACT
- ☐ TRUSTEE(S)
- ☐ GUARDIAN/CONSERVATOR
- ☐ OTHER ______

DESCRIPTION OF ATTACHED DOCUMENT

______
TITLE OR TYPE OF DOCUMENT

______
NUMBER OF PAGES

______
DATE OF DOCUMENT

______
OTHER

ABSENT SIGNER (PRINCIPAL) IS REPRESENTING:
NAME OF PERSON(S) OR ENTITY(IES)

______

RIGHT THUMBPRINT OF SIGNER

Top of thumbprint here

AVISEN WEALTH MANAGEMENT, INC.

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2024

AVISEN WEALTH MANAGEMENT, INC.

Table of Contents

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders' and Board of Directors of Avisen Wealth Management, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Avisen Wealth Management, Inc. as of December 31, 2024, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Avisen Wealth Management, Inc. as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Avisen Wealth Management, Inc.'s management. My responsibility is to express an opinion on Avisen Wealth Management, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Avisen Wealth Management, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Avisen Wealth Management, Inc.'s financial statements. Supplemental Information is the responsibility of Avisen Wealth Management, Inc.'s management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson, CPA

I have served as Avisen Wealth Management, Inc.'s auditor since 2003.

Tarzana, California

February 25, 2025

AVISEN WEALTH MANAGEMENT, INC.

Statement of Financial Condition
December 31, 2024

ASSETS

Cash and Cash Equivalents	$	366,868
Clearing Deposit		25,000
Commissions Receivable		14,411
Other Assets		19,486
Deferred Tax Asset (Note 6)		282,595
Right of Use Asset Operating Lease		479,793
Total Assets	$	1,188,153

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts Payable	$	555
Commissions Payable		20,260
Operating Lease Liabilities		479,793
Income Tax Liabilities		25,501
Total Liabilities		526,109
STOCKHOLDERS' EQUITY		
Common Stock, no par value, 1,000 shares authorized, issued, and outstanding		1,808,502
Additional Paid-in-Capital		113,000
Accumulated Deficit		(1,259,458)
Total Stockholders' Equity		662,044
Total Liabilities and Stockholders' Equity	$	1,188,153

AVISEN WEALTH MANAGEMENT, INC.

Statement of Income
For the Year Ended December 31, 2024

REVENUES		
Commissions	$	2,487,833
Revenue from Sales of Investment Company Shares		167,624
Revenue from Sales of Insurance Based Products		13,736
Interest Income		10,097
Fees Earned		20,210
Other Income		16,200
Total Revenues		2,715,700
EXPENSES		
Clearing Charges		95,224
Commissions & Salaries		1,983,980
Insurance		6,127
Employee Benefits		62,198
Occupancy (Note 7)		188,805
Professional Fees		53,950
Other Operating Expenses		95,851
Total Expenses		2,486,135
NET INCOME BEFORE INCOME TAXES		229,565
LESS: INCOME TAX EXPENSE (Note 6)		25,501
NET INCOME	$	204,064

The accompanying notes are an integral part of these financial statements

AVISEN WEALTH MANAGEMENT, INC.

Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2024

	Common Stock	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total Stockholders' Equity
Beginning balance, January 1, 2024	$ 1,808,502	$ 113,000	$ (1,463,522)	$ 457,980
Net Income			204,064	204,064
Ending balance, December 31, 2024	$ 1,808,502	$ 113,000	$ (1,259,458)	$ 662,044

AVISEN WEALTH MANAGEMENT, INC.

Statement of Cash Flows
For the Year Ended December 31, 2024

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$	204,064
Adjustments to reconcile net income to net cash used in operating activities:		
(Increase) decrease in assets		
Commissions Receivable		4,050
Other Assets		253
Increase (decrease) in liabilities		
Accounts Payable		(1,960)
Commissions Payable		1,299
Income Tax Liabilities		25,501
Total adjustments		29,143
Net cash provided by operating activities		233,207
Cash and Cash Equivalents at beginning of year		133,661
Cash and Cash Equivalents at end of year	$	366,868

Supplemental Disclosures of Cash Flow Information

Cash Paid During the Year For:		
Interest	$	-
State income taxes	$	1,852
Schedule of Non-Cash Operating Transactions:		
Right of Use Asset		97,600
Lease Liabilities		(97,600)
	$	-

Note 1: ORGANIZATION

Avisen Wealth Management, Inc. (F.K.A. Avisen Securities, Inc.) (the "Company") was formed in 2002 under the laws of California, as a "C" corporation. Offices of the Company are located in Sacramento, California and Reno, Nevada.

The firm received its independent broker dealer registration on August 20, 2003 and is currently registered in various states as well as with The Financial Industry Regulatory Authority (FINRA), Securities and Exchange Commission (SEC), and the Municipal Securities Rulemaking Board (MSRB). In addition, the Company holds a resident license from the California Department of Insurance to act as an Insurance Producer under the name Avisen Wealth Management, Inc. The Company has adopted a calendar year end.

The Company conducts business as an introducing broker dealer. The Company deals on an agency basis in the trading of exempt and non-exempt government securities and accepts trades in equities, corporate fixed income and municipal issues. The Company is a non-carrying broker and opens brokerage accounts for its customers through its clearing firm agreement with Pershing LLC. The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides all customer transactions are cleared through another broker dealer on a fully disclosed basis. The Company's other business activities related to the sales of investment company shares and insurance-based products, are contemplated by Footnotes 74 of the SEC Release No. 34-70073. The Company maintains a clearing deposit of $ 25,000 with Pershing.

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(b) Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts which at times, may exceed uninsured limits. The Company has not experienced any losses in such accounts. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

(c) Retirement Plan

The company offers a 401K and Simplified Employee Pension Plan covering substantially all of its employees. For the year ended December 31, 2024, the Company's pension expense was zero.

(d) Property & Equipment:

Property and equipment are stated at cost. Purchases greater than $1,000 are capitalized. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Property and equipment are depreciated over their estimated useful lives of three (3) to seven (7) years by the straight-line method.

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e) Basis of Accounting and Revenue Recognition (ASC 606)

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables and other liabilities. Management estimates that 80% of the revenues were generated in the State of California and 20% in the State of Nevada. For sales of securities, other than mutual funds, the Company recognizes commission income as of the trade date. Commission and fee income on sales of mutual funds and advisory fees are recognized as of the settlement date or, if the period is longer than one month, are recognized as earned on a prorated basis over the period to which the income relates.

ASC 606 Revenue Recognition

The Company accounts for revenue recognition in accordance with ASU 2014-09, Revenue from Contracts with Customers (ASC Topic 606). This guidance provides a comprehensive model for entities to use in accounting for revenue arising from contracts with customers.

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the company determines the customer has obtained control over the promised good or service. The amount of revenue recognized reflects the consideration of with the Company expects to be entitled in exchange for the promised goods or services.

The reportable segments of revenue generated by the Company are described below:

Commissions: This includes performance obligations related to transactions that are subject to SEA Rule 10b-10 for renumeration that needs to be disclosed. It also includes any transaction when the Company is engaged as an agent. It does not include net gains or losses from transactions made by the Company when acting as a principal, or riskless principal.

Revenue from sale of Investment Company Shares: This consists primarily of the sale of mutual fund products and 12b-1 fees related to the management of these assets. Revenue earned from the sale of these products is recognized upon satisfaction of performance obligations, which occurs on the settlement date. 12b-1 fees are recognized periodically based on average assets under management.

Revenue from sale of Variable Contracts of Insurance-based Products: Revenue from these products is derived from commissions from the original sale of these products and trail commissions.

Interest/Rebate/Dividend Income: Included are rebates and/or interest earned on securities borrowings; margin interest; interest earned from customer bank sweep into FDIC insured products and interest and/or dividends on securities held in the Company's inventory.

Other Income: Included in other income is rental income. This income is derived from the Company renting out a portion of their office space. This income is earned monthly, over time and is not related to the Company's security business.

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Performance Obligations Satisfied at a Point in Time	$	2,669,193
Performance Obligations Satisfied Over Time		46,507
Total Revenue	$	2,715,700

(f) Fair Value Measurement

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that an entity has the ability to access.

Level 2 – Valuations based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

Level 3 – Valuations based on inputs that are supportable by little or no market activity and that are significant to the fair value of the asset or liability.

As of December 31, 2024, all financial instruments held by the company were considered short-term investments with a maturity of three months or less, and therefore, were classified as cash and cash equivalents in the statement of financial condition.

Note 3: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counters-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is Company's policy to review, as necessary, the credit standing of each counter party.

Note 4: NET CAPITAL REQUIREMENT

The Company is subject to the uniform net capital Rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires the maintenance of both minimum net capital and a maximum ratio of aggregate indebtedness to net capital. Minimum net capital is the greater of $5,000 or 6 2/3 percent of aggregate indebtedness which is $1,388. In this case the minimum net capital is $5,000. As of December 31, 2024, the Company's net capital of $353,177 exceeded the minimum net capital requirement of $5,000 by $348,177, and the Company's ratio of aggregate indebtedness of $46,316 to net capital was 0.13:1 which is less than the 15:1 maximum ratio required.

Note 5: PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 31, 2024:

Computer Equipment	$	27,210
Furniture and Fixtures		91,574
Leasehold Improvements		34,903
		153,687
Accumulated Depreciation		(153,687)
	$	-

The Company's depreciation expense for the year ended December 31, 2024, was $ 0.

Note 6: INCOME TAXES

The Company applies the liability and asset approach for financial accounting and reporting for income taxes, as defined by Accounting Standard No. 109, "Accounting for Income Taxes". A deferred tax liability or asset is recognized for the estimated future tax effects attributable to temporary differences and carryforwards. At December 31, 2024, the company had a deferred tax asset with a balance of $282,595, reflecting potential future tax benefit. If unused, the deferred tax asset will begin to expire starting after December 31, 2027.

For the year ended December 31, 2024, the provision for the income tax consists of the following:

State Income Taxes	$	18,614
Federal Income Taxes		6,887
	$	25,501

The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statute of limitations in the applicable jurisdiction. The Company is subject to examination by the taxing agencies for fiscal years ending December 31, 2021, 2022 and 2023.

Note 7: LEASE OBLIGATIONS

The Company leases office space in Sacramento, California. The lease length is 63 months, which began August 1st, 2023. The net present value of future lease payments pursuant to the lease agreement is included in the Statement of Financial Condition. The Right of Use asset represents the right to use an underlying asset for the remaining lease term. The Lease Liability represents the obligation to make lease payments pursuant to the terms of the lease agreement. The discounted value of the minimum rental commitments under long-term operating leases using a 6.5% interest rate are as follows for the years ending December 31:

2025	$	108,224
2026		119,683
2027		132,036
2028		119,851
Total	$	479,793

The Company also leases office space in Reno, Nevada under and operating lease agreement that is on a month-to-month basis. The Company's occupancy expense for the year ended December 31, 2024, was $188,805.

Note 8: RELATED PARTY TRANSACTIONS

Throughout the year, the Company provides execution services for customers of an affiliated entity, Avisen Advisors, LLC. The Company is subsequently reimbursed by the affiliate based on the execution costs in the form of commission income. For the year ended December 31, 2024, commission income from a related party totaled $1,876,000.

Note 9: COMMITMENTS AND CONTINGENCIES

The Company was not subject to any litigation during the period January 1, 2024, through December 31, 2024.

Note 10: SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, which are discussed in Note 1, revenue recognition. The company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The company did not have any major external customers in 2024. All revenue segments and significant expenses for the year ended December 31, 2024, are disclosed on the Statement of Income.

Note 11: CREDIT LOSSES

Effective January 1, 2020, the Company adopted the provision of Accounting Standards Update 2016-13, financial Instruments - Credit Losses (Topic 326), which provides revised guidance on evaluating accounts and notes receivable and other financial instruments for impairment. The Company records accounts receivable when products or services are delivered and it is probable that payment will be received for those products or services, and the Company does not record any interest or penalties on accounts receivable that are past due under the terms of the related arrangement or invoice until those amounts are received

Note 12: SUBSEQUENT EVENTS

Management has reviewed the results of operations for the period of time from December 31, 2024, through February 25, 2025, the date the financial statements were available to be issued and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements, nor have any subsequent events occurred, the nature of which would require disclosure.

AVISEN WEALTH MANAGEMENT, INC.

Schedule I
Statement of Net Capital
December 31, 2024

	Focus 12/31/24	Audit 12/31/24	Change
Stockholders' Equity, December 31, 2024	$ 662,044	$ 662,044	-
Less: Non-allowable Assets			
Commissions Receivable	394	394	-
Other Assets	19,486	19,486	-
			-
Deferred Tax Asset	282,595	282,595	-
Other Deductions	-	-	-
Tentative net capital	359,569	359,569	-
Haircuts:	6,391	6,391	-
NET CAPITAL	353,178	353,178	-
Minimum net capital	5,000	5,000	-
Excess net capital	$ 348,178	$ 348,178	-
Aggregate indebtedness	$ 46,316	$ 46,316	-
Ratio of aggregate indebtedness to net capital	0.13:1	0.13:1	

Reconciliation: There were no material differences between the audited financial statements and the amended focus filed at December 31, 2024

AVISEN WEALTH MANAGEMENT, INC.

December 31, 2024

Schedule II

Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3 (k)(2)(ii) and as supported by footnote 74 to SEC Release 34-70073.

Schedule III

Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(ii) exemptive provision and as supported by footnote 74 to SEC Release 34-70073.

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Avisen Wealth Management, Inc.
Sacramento, California

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) Avisen Wealth Management, Inc., identified the following provisions of 17 C.F.R. §15c3-3(k) under which Avisen Wealth Management, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Avisen Wealth Management, Inc., stated that Avisen Wealth Management, Inc., met the identified exemption provisions throughout the most recent fiscal year without exception Avisen Wealth Management, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not the Company; (2) receiving transaction based compensation for business done directly with mutual fund companies and insurance issuers where the funds are payable to the issuer or its agent and not the Company. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent year December 31, 2024 without exception.

Avisen Wealth Management, Inc.'s management is responsible for compliance with the exemption provisions and its statements. My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Avisen Wealth Management, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 25, 2025

Avisen Wealth Management, Inc.

Assertions Regarding Exemption Provisions

We, as directors of management of Avisen Wealth Management, Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraphs (k)(2)(ii).

The Company is also filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its other business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company and receiving transaction based compensation for business done directly with mutual fund companies and insurance issuers where the funds are payable to the issuer and its agent and not the Company.

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period January 1, 2024 through December 31, 2024.

Avisen Wealth Management, Inc.

By:

A Wayne Robello, President
(Name and Title)

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Stockholders and Board of Directors of Avisen Wealth Management, Inc.

I have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2024. Management of Avisen Wealth Management, Inc. (the Company) is responsible for its Form SIPC-7 and for its compliance with those requirements.

The Company's management and SIPC have agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2024. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed, and my findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2024, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2024, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

I was engaged by the Company to perform this agreed-upon procedures engagement and conducted my engagement in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and by the American Institute of Certified Public Accountants. I was not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2024. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

I am required to be independent of the Company and to meet my other ethical responsibilities in accordance with the relevant ethical requirements related to my agreed-upon procedures engagement. This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Brian W. Anson
Certified Public Accountant
Tarzana, California
February 25, 2025

AVISEN WEALTH MANAGEMENT, INC.

Schedule of Assessment and Payments to the Securities Investor Protection Corporation
Year Ended December 31, 2024

Period Covered	Date Paid	Amount
General Assessment Reconciliation for The Year Ended		$ 3,572
Payment Schedule:		
SIPC-6 Assessment	7/29/2024	1,738
SIPC-7 Assessment	2/25/2024	1,834
		3,572
		$ -